                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                         (AMENDMENT NO. _____________)*


                              ESS Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   269151-10-6
                         -----------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------                                          -----------------
CUSIP NO. 269151-10-6                 13G                      PAGE 1 OF 3 PAGES
---------------------                                          -----------------

-------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MYONG SHIN KIM
-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ] (1)
-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
-------------------------------------------------------------------------------
                    (5)     SOLE VOTING POWER
  NUMBER OF                 9,100
   SHARES           -----------------------------------------------------------
 BENEFICIALLY       (6)     SHARED VOTING POWER
  OWNED BY                  1,909,154
    EACH            -----------------------------------------------------------
  REPORTING         (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                9,100
                    -----------------------------------------------------------
                    (8)     SHARED DISPOSITIVE POWER
                            1,909,154(1)
-------------------------------------------------------------------------------
  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,918,254(2)
-------------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.7% BASED ON 40,848,948 TOTAL SHARES OUTSTANDING AS OF
            DECEMBER 31, 1998
-------------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
(1) Represents shares held by three trusts of which Ms. Kim is one of three trustees.

(2) Includes 1,909,154 shares held by three trusts of which Ms. Kim is one of three trustees.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------                                          -----------------
CUSIP NO. 269151-10-6                 13G                      PAGE 2 OF 3 PAGES
---------------------                                          -----------------


ITEM 1(a). NAME OF ISSUER:

           ESS Technology, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           48401 Fremont Blvd., Fremont, CA 94538

ITEM 2(a). NAME OF PERSON FILING:

           Myong Shin Kim

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           10011 N. Foothill Blvd., Suite #107, Cupertino CA 95014

ITEM 2(c). CITIZENSHIP:

           U.S.A.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(e). CUSIP NUMBER:

           269151-10-6

ITEM 3.    STATUS OF PERSON FILING:

           NOT APPLICABLE

ITEM 4.    OWNERSHIP

          (a)  AMOUNT BENEFICIALLY OWNED:

               As one of three Trustees for The Edward Y.C. Chan Trust      814,576
               As one of three Trustees for The David Y.W. Chan Trust       814,578
               As one of three Trustees for The Michael Y.J. Chan Trust     280,000
               Shares held by Myong Shin Kim directly                         9,100
                                                                TOTAL:    1,918,254 shares
                                                                          ---------

          (b) PERCENT OF CLASS: 4.7% (based on 40,848,948 shares outstanding as of December 31, 1998)

          (c)  THE NUMBER OF SHARES AS TO WHICH MYONG SHIN KIM HAS:

               (i)  sole power to vote or direct the vote: 9,100

               (ii) shared power to a vote or to direct the vote

                    As one of three Trustees for The Edward Y.C. Chan Trust     814,576
                    As one of three Trustees for The David Y.W. Chan Trust      814,578
                    As one of three Trustees for The Michael Y.J. Chan Trust    280,000
                                                                     TOTAL:   1,909,154 shares
                                                                              ---------

               (iii) sole power to dispose or to direct the disposition of:
                     9,100

---------------------                                          -----------------
CUSIP NO. 269151-10-6                 13G                      PAGE 3 OF 3 PAGES
---------------------                                          -----------------


               (iv) shared power to dispose or to direct the disposition of

                      As one of three Trustees for The
                      Edward Y.C. Chan Trust                             814,576
                      As one of three Trustees for The David
                      Y.W. Chan Trust                                    814,578
                      As one of three Trustees for The
                      Michael Y.J. Chan Trust                            280,000
                                                               TOTAL:  1,909,154 shares
                                                                       ---------



ITEM 5.   OWNERSHIP OF 5% OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X].

ITEM 6.   OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON.

     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

     Not applicable

ITEM 10.  CERTIFICATION.

     Not applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:     2/1/99
                                        ----------------------------------------



                                        /s/ Myong Shin Kim
                                        ----------------------------------------
                                                    Myong Shin Kim
                                           (As a trustee for The Edward Y.C.
                                            Chan Trust, The David Y.W. Chan
                                           Trust, and The Michael Y.J. Chan
                                                        Trust)

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     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)